Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended	Twelve Months Ended
	March 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013		December 31, 2012	December 31, 2011
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$252.9	$808.2	$262.4	$(430.8)		$11.4	$280.3
Add: Fixed Charges (from below)	15.0	64.6	99.0	81.9		95.1	89.6
Add: Amortization of capitalized interest	1.2	4.2	4.1	3.8		3.6	2.9
Add: Distributed income of equity investee	0.6	1.2	0.5	0.5		(0.7)	(1.0)
Subtract: Capitalized interest expense	2.1	6.0	4.0	5.8		7.5	—
	$267.6	$872.2	$362.0	$(350.4)		$101.9	$371.8
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$11.4	$52.7	$88.1	$70.1		$82.9	$77.5
Add: Capitalized interest expense	2.1	6.0	4.0	5.8		7.5	5.4
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	1.5	5.9	6.9	6.0		4.6	6.7
	$15.0	$64.6	$99.0	$81.9		$95.0	$89.6

Ratio of earnings to fixed charges	17.8	13.5	3.7	(4.3	)(1)	1.1	4.1

(1)   Due to the registrant’s loss in 2013, the ratio coverage was less than 1:1.  The registrant needed to generate additional earnings of $432.3 million to achieve a coverage ratio of 1:1.